Exemption: Rule 12g3-2(b)
File No.: 82-34749

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Mexgold Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Item 2 Date of Material Change

SUPPL

August 16, 2005

Item 3 News Release

The press release attached as Schedule A was released over Canada NewsWire on 8/16/05

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

05011019

Item 8 Executive Officer

Bradley H.Langille
Chief Executive Officer
Mexgold Resources Inc.
Tel: 902-468-0614

PROCESSED
SEP 09 2005
THOMSON
FINANCIAL

Item 9 Date of Report

August 16, 2005

Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.mexgold.com
TSXV:MGR

Press Release 2-2005 August 16, 2005

Mexgold Resources Announces Results from Exploration Drilling at El Cubo – Las Torres Mine Complex and Guadalupe Gold-Silver Project.

46 New Drill Holes Completed at the El Cubo – Las Torres Mine Complex, Including Hole C-287 Intersecting 99.4 Grams per Tonne Gold and 942 Grams per Tonne Silver, for a Gold-Equivalent Grade of 113.9 Grams per Tonne, Over 1.8-Metres.

Mexgold Resources Inc. (TSXV: MGR) is pleased to announce the new results from a total of 54 new exploration drill holes completed at the gold-silver producing El Cubo – Las Torres Mine complex (previously operated by Peñoles) and the Guadalupe y Calvo Gold-Silver Project located, respectively, in Guanajuato and Chihuahua, Mexico.

Significant results from exploration drilling conducted at the operating El Cubo – Las Torres Mine complex include hole C-287, drilled on the Anabel structure, intersecting 99.43 grams per tonne gold and 942 grams per tonne silver, for a gold-equivalent grade of 113.9 grams per tonne, over 1.8-metres. This was included in a larger interval of 13.0-metres grading 15.84 grams per tonne gold and 280 grams per tonne silver, for a gold-equivalent grade of 20.1 grams per tonne. Hole C-302, drilled on the Mamajas structure, encountered mineralization from surface to a depth of 3.3-metres grading 59.20 grams per tonne gold and 1,345 grams per tonne silver, for a gold-equivalent grade of 79.9 grams per tonne. A total of 46 new holes were drilled at the El Cubo – Las Torres Mine complex producing 41 intercepts above an underground cut off grade of 3.0 gram per tonne gold-equivalent, and a 0.25 gram per tonne gold-equivalent cut off grade for potential bulk tonnage targets.

Results from drilling on these two structures, particularly the Anabel, are significant, in that they demonstrate that Mexgold has potentially encountered another high-grade zone, similar to the bonanza zone that was discovered through exploration work on the Villalpando-Poniente at El Cubo in February, 2005. (See press release #1-2005, dated February 16, 2005). El Cubo has a long history of bonanza-grade zone discoveries. Historically, past operators of the mine encountered several of these high-grade zones, some of which provided enough ore to carry the mine for several years. Subsequently, the discovery of similar bonanza-style, high-grade zones has the potential to greatly improve the economic performance of the mine. Mexgold will follow-up this round of drilling with more closely spaced drill holes to better define, and fully determine the full potential of these areas. Highlights from exploration of the Anabel and Marmajas structures are summarized in Table 1 below:

Table 1: Highlights from Drilling on the Anabel and Marmajas Structures

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold-Equivalent 65:1 (g/t)
Marmajas	C-302	0.0	3.3	3.3	59.20	1,345	79.9
Marmajas	C-301	63.0	64.0	1.0	12.75	11	12.9
Marmajas	C-299	48.0	60.0	12.0	0.44	17	0.7
	and	73.5	97.5	24.0	0.41	19	0.7
Anabel	C-287	130.5	143.5	13.0	15.84	280	20.1
	includes	134.7	136.5	1.8	99.43	942	113.9
Marmajas	C-282	67.0	68.0	1.0	6.25	16	6.5
Anabel	C-281	195.5	196.6	1.1	3.26	187	6.1
Anabel System	C-275	204.2	204.7	0.5	7.15	194	10.1

Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $400 and a silver price of US $6.15. The widths above are drill intercepts and not necessarily true widths.

(Continued on page 2)

The Anabel and Marmajas structures represent near-mine targets, just outside of the current area of active mining. These structures had been mined to some extent in the past, but were not further developed in recent years. Because the veins in this area are known to pinch and swell and have low grade sections in them, Mexgold recognized that by extending historic mine workings, it was possible that more ore grade material could be encountered. Exploration work in these areas is focused on increasing mine production. Hole C-299 demonstrates a potential bulk tonnage zone.

Highlights of the results from all 46 new drill holes can be found in Table 2, below:

Table 2: Newly Reported Drill Results from the El Cubo - Las Torres Mine Complex

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold-Equivalent 65:1 (g/t)
New Vein	C-308	261.0	262.0	1.0	3.94	22	4.3
La Loca	C-308	313.9	314.4	0.5	17.45	320	22.4
Poniente	C-306	117.0	118.5	1.5	4.88	35	5.4
La Loca	C-304	278.1	279.8	1.7	4.73	601	14.0
Marmajas	C-302	0.0	3.3	3.3	59.20	1,345	79.9
Marmajas	C-301	63.0	64.0	1.0	12.75	11	12.9
La Loca	C-300	401.3	402.5	1.2	5.24	208	8.4
Marmajas	C-299	48.0	60.0	12.0	0.44	17	0.7
	and	73.5	97.5	24.0	0.41	19	0.7
New Vein	C-299	251.0	252.0	1.0	3.41	<5	3.4
La Loca	C-294	188.3	189.5	1.3	2.77	584	11.8
	and	196.9	197.6	0.7	1.24	266	5.3
La Loca	C-290	204.0	205.0	1.0	1.43	250	5.3
Anabel	C-287	130.5	143.5	13.0	15.84	280	20.1
	includes	134.7	136.5	1.8	99.43	942	113.9
Poniente	C-285	156.0	157.0	1.0	2.10	75	3.3
La Loca	C-284	384.3	389.6	5.3	3.29	146	5.5
	includes	388.0	389.6	1.6	6.37	265	10.5
Poniente System	C-282	48.0	49.0	1.0	3.25	11	3.4
Marmajas	C-282	67.0	68.0	1.0	6.25	16	6.5
Poniente	C-282	113.0	118.0	5.0	3.23	48	4.0
Anabel	C-281	195.5	196.6	1.1	3.26	187	6.1
Poniente	C-280	113.6	115.5	1.9	5.36	110	7.0
San Francisco	C-280	386.3	387.3	1.0	0.73	173	3.4
Poniente	C-279	168.0	169.0	1.0	3.73	32	4.2
San Francisco System	C-279	297.0	298.0	1.0	2.05	142	4.2
	and	370.9	371.8	0.9	2.90	105	4.5
Poniente System	C-278	122.0	123.0	1.0	3.15	13	3.4
	and	159.5	160.0	0.5	60.30	237	63.9
San Francisco	C-277	325.0	326.0	1.0	3.54	181	6.3
Anabel System	C-275	204.2	204.7	0.5	7.15	194	10.1
La Loca	C-274	271.8	272.8	1.0	0.90	321	5.8
Alto Villalpando	C273	651.5	652.1	0.6	0.33	534	8.5

(Table continued on page 3)

Table 2: Newly Reported Drill Results from the El Cubo - Las Torres Mine Complex (cont'd.)							
Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold-Equivalent 65:1 (g/t)
Poniente	C-269	135.4	136.4	0.9	8.90	79	10.1
Villalpando	C-266	92.5	93.2	0.7	1.18	137	3.3
Villalpando	C-264	456.3	457.0	0.7	0.63	190	3.6
	and	831.0	832.0	1.0	2.01	477	9.3
La Loca System	C-263	127.2	128.0	0.8	2.89	245	6.7
	and	168.4	168.8	0.4	2.37	825	15.1
	and	175.0	175.5	0.5	3.62	67	4.7
	and	217.2	220.8	3.7	2.55	68	3.6
	includes	217.2	218.3	1.2	4.81	158	7.2

Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $400 and a silver price of US $6.15. The widths above are drill intercepts and not necessarily true widths. Holes C-265, 267-268, 270-272, 276, 283, 286, 288-289, 291-293, 295-298, 303, 305 & 307 encountered low grades.

Drilling at Mexgold's Guadalupe y Calvo Gold-Silver Project Continues to Yield Positive Results.

At Mexgold Resources' second property, the Guadalupe y Calvo Gold-Silver Project located in Chihuahua, Mexico, a total of 37 holes have been drilled, to date, including eight new holes announced in this press release. Drilling has been conducted as part of a 30,000-metre exploration drilling program, announced early in 2004. Gold-equivalent grades from all drill holes to date with intercepts above a 3.0 gram per tonne cut off grade average 10.9 grams per tonne (4.22 grams per tonne gold and 437 grams per tonne silver), over an average interval of 2.1-metres. Gold-equivalent grades to date from drill holes with intercepts above a 0.5 gram per tonne cut off grade average 2.3 grams per tonne (0.86 grams per tonne gold and 94 grams per tonne silver), over an average interval of 11.6-metres. Please refer to earlier news releases #6-2004 dated June 30, 2004 and #1-2004 dated January 13, 2004 for all previous results from exploration drilling completed by Mexgold Resources at the Guadalupe y Calvo Gold-Silver Project.

Results from the eight new holes, summarized in the following tables, returned 10 intercepts above a 3.0 g/t cut off grade, contained within 10 intercepts above a 0.5 g/t cut off grade. This project is being explored for both high-grade bonanza zones as well as for significant bulk tonnage resource potential. Highlights from the latest round of drilling are summarized in Table 3, utilizing a 3.0 gram per tonne cut off grade, and Table 4, utilizing a 0.5 gram per tonne cut off grade.

Table 3: Newly Reported Drill Results from the Guadalupe y Calvo Gold-Silver Project Utilizing a 3.0 g/t Gold-Equivalent External Cut Off							
Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold-Equivalent 65:1 (g/t)
Nanking Extension	GC-30	239.0	240.0	1.0	1.75	135	3.8
	and	245.0	246.0	1.0	1.23	119	3.1
Pertenencia	GC-33	52.5	54.0	1.5	1.78	222	5.2
	and	102.0	103.5	1.5	3.91	96	5.4
San Francisco	GC-34	75.0	78.0	3.0	3.39	109	5.1
San Francisco	GC-35	30.0	31.5	1.5	2.81	101	4.4
San Francisco	GC-36	31.5	33.0	1.5	0.75	159	3.2
	and	66.0	67.5	1.5	3.90	65	4.9
Zorilla	GC-37	72.0	75.0	3.0	2.06	108	3.7
	and	84.0	85.5	1.5	3.02	93	4.4

Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $400 and a silver price of US $6.15. The widths above are drill intercepts and not necessarily true widths. Holes GC-31 & 32 encountered low grades.

(Continued on page 4)

Table 4: Newly Reported Drill Results from the Guadalupe y Calve Gold-Silver Project							
Utilizing a 0.5 g/t Gold-Equivalent External Cut Off							
Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold-Equivalent 65:1 (g/t)
Nanking Extension	GC-30	238.0	247.0	9.0	0.67	66	1.7
Zorilla	GC-32	141.0	154.0	13.0	0.24	20	0.5
Pertenencia	GC-33	52.5	58.5	6.0	0.61	93	2.0
	and	69.0	73.5	4.5	0.25	42	0.9
	and	102.0	103.5	1.5	3.91	96	5.4
San Francisco	GC-34	72.0	97.5	25.5	0.56	40	1.2
San Francisco	GC-35	18.0	46.5	28.5	0.61	57	1.5
San Francisco	GC-36	18.0	54.0	36.0	0.16	23	0.5
	and	66.0	67.5	1.5	3.90	65	4.9
Zorilla	GC-37	60.0	88.5	28.5	0.54	41	1.2

Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $400 and a silver price of US $6.15. The widths above are drill intercepts and not necessarily true widths. Holes GC-31 encountered low grade.

Mexgold Resources Inc. is a Nova Scotia based junior mining company with properties in Mexico. The Company's website is www.mexgold.com. Shares of the Company trade on the TSX Venture Exchange under the symbol MGR. Mr. Jim McGlasson, CPG and P.Geo is the Qualified Person responsible for all technical data reported in this news release pursuant to National Instrument 43-101. Third party analytical work was performed by ALS Chemex of Vancouver, employing fire assay analysis techniques. For additional information please contact:

Bradley H. Langille
President
Mexgold Resources Inc.
902-468-0614

Jodi Eye
Investor Relations
Mexgold Resources Inc.
902-468-0614

CAUTIONARY STATEMENT

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